Exhibit 99.1

Aurora Cannabis Announces Mailing of Management Information Circular for the Annual and Special Meeting of Shareholders

NASDAQ | TSX: ACB

EDMONTON, AB, Oct. 18, 2022 /CNW/ - Aurora Cannabis Inc. (the "Company" or "Aurora") (NASDAQ: ACB) (TSX: ACB), the Canadian company defining the future of cannabinoids worldwide, is pleased to announce that the Company recently filed its management information circular (the "Circular") and related proxy materials (together with the Circular the "Meeting Materials") in advance of its annual and special meeting of shareholders (the "Meeting") scheduled for November 14, 2022.

The Meeting Materials are now being mailed to Aurora's shareholders to provide information about the business to be conducted at the Meeting, detailed instructions about how to vote shares and how to attend and participate in the Meeting. The Company encourages shareholders to review the Meeting Materials before voting their shares. The Meeting Materials are available under Aurora's profile at www.sedar.com or on the Company's website at https://investor.auroramj.com/about-aurora/corporate-governance/.

Virtual Meeting

The Meeting will be in a virtual-only format once again this year, in order to give our shareholders an equal opportunity to participate. Important details about the virtual meeting and how shareholders can participate are set out in the Circular and the virtual meeting user guide posted on the Company's website at https://investor.auroramj.com/about-aurora/corporate-governance.

Meeting Resolutions

At the Meeting, shareholders will be asked to vote on the election of nine directors, the appointment of KPMG LLP as auditors, to approve amendments to the Company's stock option plan, fixed restricted share unit plan, fixed performance share unit plan, fixed deferred share unit plan and to approve Aurora's approach to executive compensation.

Board Recommendation

The Board of Directors of Aurora recommends that shareholders vote in favour of all proposed items.

Contact

For questions or assistance with the completion and delivery of proxy materials, please contact Aurora's proxy solicitation agent and shareholder communications advisor:

Laurel Hill Advisory Group
1.877.452.7184 toll-free in Canada
+1.416.304.0211 International
assistance@laurelhill.com

About Aurora

Aurora is a global leader in the cannabis industry, serving both the medical and consumer markets. Headquartered in Edmonton, Alberta, Aurora is a pioneer in global cannabis, dedicated to helping people improve their lives. The Company's adult-use brand portfolio includes Aurora Drift, San Rafael '71, Daily Special, Whistler, Being and Greybeard, as well as CBD brands, Reliva and KG7. Medical cannabis brands include MedReleaf, CanniMed, Aurora and Whistler Medical Marijuana Co. Aurora also has a controlling interest in Bevo Farms, North America's leading supplier of propagated agricultural plants. Driven by science and innovation, and with a focus on high-quality cannabis products, Aurora's brands continue to break through as industry leaders in the medical, performance, wellness and adult recreational markets wherever they are launched. Learn more at www.auroramj.com and follow us on Twitter and LinkedIn. Aurora's common shares trade on the NASDAQ and TSX under the symbol "ACB".

Forward Looking Statements

This news release includes statements containing certain "forward-looking information" within the meaning of applicable securities law ("forward-looking statements"). Forward-looking statements are frequently characterized by words such as "plan", "continue", "expect", "project", "intend", "believe", "anticipate", "estimate", "may", "will", "potential", "proposed" and other similar words, or statements that certain events or conditions "may" or "will" occur. Forward-looking statements made in this news release include, but are not limited to, statements regarding the Meeting, including the timing, format and items of business.

These forward-looking statements are only predictions. Forward looking information or statements contained in this news release have been developed based on assumptions management considers to be reasonable. Material factors or assumptions involved in developing forward-looking statements include, without limitation, publicly available information from governmental sources as well as from market research and industry analysis and on assumptions based on data and knowledge of this industry which the Company believes to be reasonable. Forward-looking statements are subject to a variety of risks, uncertainties and other factors that management believes to be relevant and reasonable in the circumstances could cause actual events, results, level of activity, performance, prospects, opportunities or achievements to differ materially from those projected in the forward-looking statements. These risks include, but are not limited to, the ability to retain key personnel, the ability to continue investing in infrastructure to support growth, the ability to obtain financing on acceptable terms, the continued quality of our products, customer experience and retention, the development of third party government and non-government consumer sales channels, management's estimates of consumer demand in Canada and in jurisdictions where the Company exports, expectations of future results and expenses, the risk of successful integration of acquired business and operations, management's estimation that SG&A will grow only in proportion of revenue growth, the ability to expand and maintain distribution capabilities, the impact of competition, the general impact of financial market conditions, the yield from cannabis growing operations, product demand, changes in prices of required commodities, competition, and the possibility for changes in laws, rules, and regulations in the industry, epidemics, pandemics or other public health crises, including the current outbreak of COVID-19, and other risks, uncertainties and factors set out under the heading "Risk Factors" in the Company's annual information form dated September 20, 2022 (the "AIF") and filed with Canadian securities regulators available on the Company's issuer profile on SEDAR at www.sedar.com and filed with and available on the SEC's website at www.sec.gov. The Company cautions that the list of risks, uncertainties and other factors described in the AIF is not exhaustive and other factors could also adversely affect its results. Readers are urged to consider the risks, uncertainties and assumptions carefully in evaluating the forward-looking statements and are cautioned not to place undue reliance on such information. The Company is under no obligation, and expressly disclaims any intention or obligation, to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as expressly required by applicable securities law.

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SOURCE Aurora Cannabis Inc.

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%CIK: 0001683541

For further information: For Media: Michelle Lefler, VP, Communications & PR, media@auroramj.com; For Investors: ICR, Inc., Investor Relations, aurora@icrinc.com

CO: Aurora Cannabis Inc.

CNW 17:02e 18-OCT-22